-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NEW INVESTMENT IN ATLANTIUM

Tel Aviv, October 24, 2006 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has completed a new investment of $10 million in Atlantium Inc., an Israeli-based water technology company. The aggregate financing round of $17 million was led by Elron, together with Aurum Ventures M.K.I. and other existing investors in the company. As a result of Elron's investment, Elron holds approximately 32% of Atlantium's outstanding shares.

Atlantium, headquartered in Israel, provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. Atlantium offers a cost-effective and environment-friendly process, which delivers unprecedented microbe inactivation, at industrial and municipal water flow rates. Atlantium's solutions address water-intensive applications in a wide range of industries worldwide, such as food & beverage, aquaculture, drinking water, water re-use and desalination.

Doron Birger, President & Chief Executive Officer of Elron, commented: "We view this investment as a significant step for Elron, joining Israel's fertile water technology industry. Atlantium is a very promising and innovative company addressing sizeable and high-growth markets. We are confident that Atlantium's unique solution will revolutionize water disinfection processes in both industrial and municipal business environments".

Benjamin Khan, Chairman of Atlantium's Board of Directors, said: "We are delighted that Elron has chosen to invest in Atlantium, a provider of an innovative and significant new technology in disinfection of water in a non pollutive manner. Elron will bring to Atlantium significant strategic and operational value add, as well as enhance Atlantium’s ability to accelerate its growth and success in the market place".

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555

elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com